[Letterhead of Sutherland Asbill & Brennan LLP]

November 24, 2014

VIA EDGAR

Edward P. Bartz, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capitala Finance Corp.

Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2

Filed on November 17, 2014 (File No. 333-199106)

Dear Mr. Bartz:

On behalf of Capitala Finance Corp. (the “Company”), set forth below is the Company’s response to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on November 19, 2014, with respect to Pre-Effective Amendment No. 1 to the Company’s registration statement on Form N-2 (File No. 333-199106), filed with the Commission on November 17, 2014 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comment is set forth below and is followed by the Company’s response. Where revisions to the Prospectus are referenced in the below responses, such revisions have been included in Pre-Effective Amendment No. 2 to the Registration Statement, filed concurrently herewith.

PROSPECTUS

Price Range of Common Stock and Distributions (Page 53)

1.	Comment: We note your response to prior comment 3 set forth in the Staff’s letter, dated October 29, 2014. Please disclose the amount of the return of capital included, or estimated to have been included, in each distribution in the table provided on page 54 of the Prospectus.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0515 or Steven B. Boehm at (202) 383-0176.

Edward P. Bartz, Esq.

November 24, 2014

Sincerely,

/s/ John J. Mahon

John J. Mahon

cc:	Joseph B. Alala III / Capitala Finance Corp.

Steven B. Boehm / Sutherland Asbill & Brennan LLP